Mail Stop 4561
Via fax: +81-3-5259-6311

September 30, 2009

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re: Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed on September 29, 2009**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2009

Item 4. Information on the Company

Business Overview, page 12

1.   We note your disclosure in the risk factors section on page 11 regarding your dependence on third-party and limited source suppliers, such as Cisco Systems and Juniper Networks, in addition to your reliance on telecommunications carriers. Please tell us what consideration you gave to including in the business

section a discussion of the material terms of the supplier agreements on which you rely to conduct your business. To the extent that your business or revenue stream is substantially dependent on one or more supplier agreements, the agreement(s) should be filed as exhibits to the Form 20-F pursuant to Instruction 4(b)(ii) as to Exhibits. Please provide us with an analysis, using quantified terms, as to whether you are substantially dependent on your agreements with Cisco, Juniper Networks or third-party suppliers referenced in your disclosure.

Property, Plants and Equipment, page 26

2.   It does not appear that the information you have cross-referenced in response to this item is fully responsive to the item requirement. Please include here a discussion of your material tangible fixed assets, including leased properties, and any major encumbrances thereon. The discussion should identify the material property leases by location, size and use. To the extent you identify material leases, they should be filed as exhibits to the Form 20-F pursuant to Instruction 4(b)(iv) as to Exhibits.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 27

3.   Please consider including in your overview a discussion of the most important themes or other significant matters with which you are primarily concerned in evaluating your company's financial condition and operating results. See Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. As an example, we note that you have identified several issues in your risk factor disclosure under the subcaption "We may not maintain our current level of revenues or achieve our expected revenues and profits in the future" on page 6 that appear to be viewed by you as key indicators with respect to company performance.

Results of Operations

Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008, page 29

Total Revenues, page 29

4.   Please tell us what consideration you gave to discussing the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any

changes in the pricing of your goods and services affected your revenues over the three-year period. Please refer to Item 5.A.1. of Form 20-F.

5.   You state that revenues from equipment sales has been decreasing year by year because of your focus on providing systems construction services that have a higher margin to your corporate customers. You also state that systems construction revenues were significantly affected by the weak Japanese economy. Please tell us whether you considered including a discussion of how your decision to focus on providing systems construction to your corporate customers and the possibility of a continued decline of the Japanese economy will affect your operations in the future. See Section III.B of SEC Release No. 33-6835.

B. Liquidity and Capital Resources

Cash Flows, page 43

6.   The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accounts receivables decreased 12% from March 31, 2008 compared to March 31, 2009 and increased 25% from March 31, 2007 to March 31, 2008 and the reasons for such increase are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management, page 50

7.   In future filings please include here the percentage of shares outstanding, in addition to the number of shares, for directors, senior management and employees. Refer to Item 6.E.1 of Form 20-F. In this regard, we note your disclosure regarding major shareholders on page 54.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders, page 54

8.   Please confirm, if true, that the number of shares listed for each entity and person in your beneficial ownership table includes shares that those entities and persons have the right to acquire within 60 days. See Rule 13d-3(d)(1)(i) of the Exchange Act.

Related Party Transactions, page 54

9.   It appears that the limitation of liability agreements between the company and the outside directors and outside company auditors are related party agreements and should be described in this section. Please advise.

Item 10. Additional Information

Material Contracts, page 61

10.   Please expand your disclosure regarding the limitation of liability agreements by disclosing the material terms and conditions of the agreements. In addition, ensure that you have included here a discussion of all of the non-ordinary course material contracts filed as exhibits to the Form 20-F that complies with Item 10.C. of the Form.

Part III.

Item 17. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

11.   We note that initial set-up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the contract period. Tell us how you considered footnote 39 to SAB Topic 13.A.3(f) in determining that revenue recognition over the initial contract period versus the expected period of performance is appropriate.

12.   We note that system construction contracts may include elements that are accounted for as separate units of accounting. Please describe these elements and tell us how you determined that each element meets the separation criteria of paragraph 9 of EITF 00-21. In this regard, we note from your disclosures on page 16 that systems construction services include consulting, project planning, system design and development of network systems. To the extent that you account for any of these services as separate elements of your system construction contracts, tell us how you determine the fair value of such services and describe your revenue recognition policy for each.

Note 7. Goodwill and Other Intangible Assets, page F-22

13.   Disclosure on page F-22 indicates that you have certain intangible assets with indefinite lives such as telephone rights, trademarks, and customer relationships.

Tell us how you considered paragraph 11 of SFAS 142 in concluding that <u>each</u> of these assets has indefinite useful lives. In this regard, specifically address how you determined that no legal, regulatory, contractual, competitive, economic, or other factors exist that will limit the useful life of these intangible assets.

Note 10. Income Taxes, page F-27

14.   We note the company's valuation allowance for deferred tax assets decreased by ¥607,917 thousand and ¥2,455,640 thousand in fiscal 2007 and 2008, respectively and increased by ¥57,842 thousand during fiscal 2009. Please explain further, and tell us how you considered including a discussion of, the reasons for such fluctuations. In addition, tell us what the "other change in valuation allowance" in your rate reconciliation table on page F-29 represents.

Note 17. Fair Value Measurements, page F-41

15.   We note that the company's "other investments" portfolio is comprised, in part, of ¥674,254 of available for sale-equity securities, ¥298,280 of non-marketable securities and ¥500,000 of investments in funds of unlisted stocks. Please tell us what the remaining ¥442.060 of this portfolio represents. Also, tell us why you have not included this portion, as well as the ¥500,000 fund investment, in your SFAS 157 disclosures. Further, tell us how you are reasonably able to evaluate this portfolio for potential impairment without fair valuing these investments.

Item 19. Exhibits, page 77

16.   We note from your disclosure under the risk factor subcaption "We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions…" on page 11 that you rely on NTT Communications and KDDI for a significant portion of your network backbone and NTT East, NTT West and KDDI for local access lines for your customers. We further note your discussion of lease payments in Liquidity and Capital Resources on page 41 including the fact that the leases for your domestic backbone are generally non-cancelable for one or more years. It appears from your disclosures that your operations are substantially dependent on your contractual relationships with these entities and that the agreements evidencing these relationships should be filed as exhibits to your Form 20-F. Please advise. See Instruction 4(b)(ii) as to Exhibits.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202)-551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief